November 9, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Granite Wash Trust
Chesapeake Energy Corporation
Registration Statement on Form S-1 and S-3
File Nos. 333-175395 and 333-175395-01

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof, 11,649 copies of the Preliminary Prospectus dated November 2, 2011 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrants that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 1:00 p.m. Eastern time on Thursday, November 10, 2011, or as soon thereafter as is practicable.

Very truly yours,

Morgan Stanley & Co. LLC

Raymond James & Associates, Inc.

As Representatives of the Several Underwriters

By: Morgan Stanley & Co. LLC

By:	/s/ Evan Damast
Name: Evan Damast
Title: Managing Director

By: Raymond James & Associates, Inc.

By:	/s/ Bob Coble
Name: Bob Coble
Title: Vice President